EXECUTIVE EMPLOYMENT AGREEMENT

This EXECUTIVE EMPLOYMENT AGREEMENT (the “Agreement”) is entered into as of August 14, 2025, by and between Tungray Technologies Inc, a company incorporated and existing under the laws of the Cayman Islands (the “Company”) and Qi (Henry) Guo (the “Executive”).

RECITALS

WHEREAS, the Company desires to employ the Executive as Chief Financial Officer of the Company and to assure itself of the services of the Executive during the term of Employment (as defined below) and under the terms and conditions of the Agreement;

WHEREAS, the Executive desires to be employed by the Company during the term of Employment and under the terms and conditions of the Agreement;

WHEREAS, the board of director of the Company (the “Board”) approved the appointment of the Executive as Chief Financial Officer of the Company, effective as of the Effective Date (as defined below).

1.EMPLOYMENT

The Company hereby agrees to employ the Executive and the Executive hereby accepts such employment, on the terms and conditions hereinafter set forth (the “Employment”).

2.TERM

Subject to the terms and conditions of the Agreement, the initial term of the Employment shall be three (3) years, commencing on August [ ], 2025 (the “Effective Date”) (the “Initial Term”), unless terminated earlier pursuant to the terms of the Agreement. Upon expiration of the Initial Term of the Employment, the Employment shall be automatically extended for successive periods of twelve (12) months each (each, an “Extension Period”) unless either party shall have given thirty (30) days advance written notice to the other party, in the manner set forth in Section 7 below, prior to the end of the Extension Period in question, that the term of this Agreement that is in effect at the time such written notice is given is not to be extended or further extended, as the case may be (the period during which this Agreement is effective being referred to hereafter as the “Term”).

3.POSITION AND DUTIES

(a)During the Term, the Executive shall serve as Chief Financial Officer of the Company or in such other position or positions with a level of duties and responsibilities consistent with the foregoing with the Company and/or its subsidiaries and affiliated entities as the Board may specify from time to time and shall have the duties, responsibilities and obligations customarily assigned to individuals serving in the position or positions in which the Executive serves hereunder and as assigned by the Board, including but not limited to the following:

i.Leading Financial Strategy and Execution: Formulating and implementing comprehensive financial strategies to drive the Company’s business growth, including long-term financial planning, capital allocation, and cost optimization to enhance shareholder value;

ii.Overseeing Financial Reporting, Budgeting, Compliance Filings, and Audits: Managing the preparation and submission of accurate and timely filings with the

U.S. Securities and Exchange Commission (e.g., Form 20-F and Form 6-K) in compliance with Section 302 and 404 of the Sarbanes-Oxley Act, if applicable, overseeing annual budgeting and forecasting processes, and ensuring robust internal controls and successful completion of external audits with no material weaknesses;

iii.Reporting to the CEO and Board: Providing regular financial updates, strategic recommendations, and risk assessments to the CEO and Board, including presenting at Board meetings and ensuring alignment with the Company’s corporate objectives;

iv.Managing Finance Teams and External Financial/Audit Institutions: Leading and developing the Company’s finance team, fostering a culture of accountability and excellence, and serving as the primary liaison with external auditors, banks, and financial institutions to ensure compliance and optimize financial operations;

v.Supporting Capital Markets, Financing, and Listing-Related Matters: Leading efforts in capital market activities, including follow-on offerings, debt financings, or other fundraising initiatives, to support the Company’s strategic objectives, while maintaining effective investor relations with institutional investors and analysts;

vi.Overseeing treasury functions, including cash flow management, liquidity planning, and foreign exchange risk mitigation for the Company’s global operations;

vii.Ensuring compliance with Nasdaq listing rules and other regulatory requirements, including timely disclosures and adherence to corporate governance standards; and

viii.Advising on mergers, acquisitions, or strategic partnerships to support the Company’s growth objectives.

(b)The Executive agrees that his performance shall be evaluated annually by the Compensation Committee of the Board based on the following key performance indicators (KPIs), tailored to the Company’s strategic objectives and aligned with Nasdaq corporate governance requirements, which may be adjusted annually by the Compensation Committee to reflect the Company’s strategic priorities and market conditions:

i.Financial Reporting Accuracy: Ensure timely and accurate submission of SEC filings with no material misstatements, as certified under Section 302 and 404 of the Sarbanes-Oxley Act, if applicable;

ii.Revenue Recovery and Growth: Working with management team to revitalize the Company to achieve growth, considering the Company’s 10.8% revenue decline in 2024, as reported in the SEC filings;

iii.Capital Market Performance: Support successful capital raises (e.g., follow-on offerings or debt financings) to fund the Company’s strategic objectives;

iv.Regulatory Compliance: Maintain no material weaknesses in internal controls during annual audits; and

v.Investor Relations: Enhance shareholder value through effective communication with financial markets and investors, to achieve meaningful stock price appreciation from the current level.

The Executive understands and agrees that failure to meet the above KPIs may result in adjustments to his bonus or equity awards, subject to the Compensation Committee’s discretion.

(c)The Executive agrees to serve without additional compensation, if elected or appointed thereto, as a director of the Company or any subsidiaries or affiliated entities of the Company (collectively, the “Group”) and as a member of any committees of the board of directors of any such entity, provided that the Executive is indemnified for serving in any and all such capacities on a basis no less favorable than is currently provided to any other director of any member of the Group.

(d)The Executive shall devote his time, knowledge, expertise, attention and abilities towards performance of his duties at such times as the Group or his duties may reasonably require to the business and affairs of the Company or the Group, provided that the Executive shall devote no less than 60% of his time on average each month to the business and affairs of the Company or the Group and no more than 40% of his time on average each month to such Permitted Activities as provided below. The Executive shall not, for the term of this Agreement, be engaged or concerned in, or provide services to, or hold any position in, any business or engagement other than that of the Group, except with the prior consent in writing of the Company. However, notwithstanding the foregoing, the Executive’s service as a director, trustee or committee member of civic or charitable organizations or of any for-profit organization (including as a principal) which is not in the same competitive space as any member of the Group, or for those entities with whom Executive has a pre-existing relationship and in the capacity as listed in the “Permitted Activities” section on Annex 1 hereto will not be in violation of the foregoing, in each case, to the extent such service does not interfere in any material respect with the effective discharge of the Executive’s duties and responsibilities hereunder, create a conflict of interest, violate the Executive’s obligations under this Agreement or contravene with the governing documents, code of conduct or internal policies of the Company.

4.NO BREACH OF CONTRACT

The Executive hereby represents to the Company that: (i) the execution and delivery of the Agreement by the Executive and the performance by the Executive of the duties of the Chief Financial Officer hereunder shall not constitute a breach of, or otherwise contravene, the terms of any other agreement or policy to which the Executive is a party or by which the Executive is otherwise bound, except that the Executive does not make any representation with respect to other agreements required to be entered into by and between the Executive and any member of the Group pursuant to the applicable law of the jurisdiction in which the Executive is based, if any; (ii) that the Executive is not in possession of any information (including, without limitation, confidential information and trade secrets) the knowledge of which would prevent the Executive from freely entering into the Agreement and carrying out his duties hereunder; and (iii) that the Executive is not bound by any confidentiality, trade secret or similar agreement with any person or entity other than any member of the Group.

5.LOCATION

The Executive will be mainly based in the US, or any other location as the Company may reasonably require for the proper performance of his duties during the Term.

6.COMPENSATION AND BENEFITS

(a)Cash Compensation. As compensation for the performance by the Executive of his obligations hereunder, the Company shall pay the Executive a monthly gross cash compensation of US$[10,000]. The Company shall be entitled to make the necessary deductions from the Executive’s gross cash compensation and forward the same to the relevant tax authority in accordance with applicable law and/or regulations.

(b)Bonus. The Company may pay a discretionary bonus to the Executive of such amount (if any), at such times and subject to such conditions as the Company may communicate to the Executive separately in writing and in its absolute discretion.

(c)Equity Incentives. During the Term, the Executive shall be eligible to participate, at a level comparable to similarly situated other executives of the Company, in such long-term compensation arrangements as may be authorized from time to time by the Board, including any share incentive plan, subject to the terms and provisions of such plan and the execution of the award agreement and other related agreements between the Company and the Executive. The Executive shall be eligible to participate in the Company’s equity incentive plan, as approved by the Compensation Committee. The Executive shall receive an initial grant of 60,000 restricted stock units (RSUs), vesting in four equal instalments over four years, with 25% vesting annually, subject to performance-based criteria outlined in Section 3(b). Additional equity awards may be granted at the discretion of the Compensation Committee.

(d)Benefits. During the Term, the Executive shall be entitled to participate in all of the employee benefit plans and arrangements made available by the Company to its similarly situated executives, including, but not limited to, any retirement plan, medical insurance plan and travel/holiday policy, subject to and on a basis consistent with the terms, conditions and overall administration of such plans and arrangements. The Company shall reimburse all business related expenses including, but not limited to meals, hotel, and transportation. The Company shall maintain directors and officers liability insurance covering the Executive.

(e)The Executive’s salary, remuneration and benefits shall be reviewed by the Board (or its designated committee) and/or the management of the Company in accordance with the relevant policies adopted by the Company from time to time.

7.TERMINATION OF THE AGREEMENT

The Employment may be terminated as follows:

(a)Either party may terminate this Agreement by giving thirty (30) days advance written notice to the other party.

(b)Good Reason. Except as required by applicable law or regulations, the Executive may terminate his employment hereunder for “Good Reason” upon the occurrence, without the written consent of the Company, of an event constituting a material breach of this Agreement by the Company that has not been fully cured within ten (10) business days after written notice thereof has been given by the Executive to the Company setting forth in sufficient detail the conduct or activities the Executive believes constitute grounds for Good Reason, including but not limited to:

     (i) the failure by the Company or its subsidiaries to pay to the Executive any portion of the Executive's current compensation or to pay to the Executive any portion of an instalment of deferred compensation under any deferred compensation program of the Company, within five (5) business days of the date such compensation is due; or

(ii) any material breach by the Company of this Agreement and any other agreement with any entity of the Group.

(c)Notice of Termination. Any termination of the Executive's employment under the Agreement shall be communicated by written notice of termination (“Notice of Termination”) from the terminating party to the other party. The notice of termination shall indicate the specific provision(s) of the Agreement relied upon in effecting the termination.

(d)Compensation upon Termination.

(1)Death. If the Executive's employment is terminated by reason of the Executive's death, the Company shall have no further obligations to the Executive under this Agreement and the Executive's benefits shall be determined under the Company's retirement, insurance and other benefit and compensation plans or programs then in effect in accordance with the terms of such plans and programs.

(2)By Company without Cause or by the Executive for Good Reason. If the Executive's employment is terminated by the Company other than for Cause (as defined below) or by the Executive for Good Reason, except as required by applicable law or regulations, the Company shall (i) continue to pay and otherwise provide to the Executive, during any notice period, all compensation, base salary and previously earned but unpaid incentive compensation, if any, and shall continue to allow the Executive to participate in any benefit plans in accordance with the terms of such plans during such notice period; and (ii) pay to the Executive, in lieu of benefits under any severance plan or policy of the Company, any such amount as may be agreed between the Company and the Executive.

(3)By Company for Cause or by the Executive other than for Good Reason. If the Executive's employment is be terminated by the Company for Cause or by the Executive other than for Good Reason, except as required by applicable law or regulations, the Company shall pay the Executive his base salary at the rate in effect at the time Notice of Termination is given through the effective date of termination, and the Company shall have no additional obligations to the Executive under this Agreement.

For the avoidance of doubt, the following conditions each shall constitute “Cause” and shall apply in evaluating a termination of the Executive’s employment under this Agreement:

(i)Commission of any act of fraud or dishonesty, conviction of a criminal offense, willful disobedience of a lawful order, or receipt of bribery;

(ii)Commission of any gross negligence by the Executive in the course of his employment hereunder that has a material adverse effect on the business or financial condition of the Company and/or its subsidiaries and affiliated entities;

(iii)Wilful material misrepresentation at any time by the Executive to the Board;

(iv)The wilful failure or refusal to comply with any of the Executive’s material obligations hereunder or to comply with a reasonable and lawful instruction of the Board, which failure to comply with such instruction continues for a period of ten (10) days after the Executive’s receipt of written notice from the Board identifying in reasonable detail the objectionable action or inaction; or

(v)Engagement by the Executive in any misconduct or the commission by the Executive of any act that is materially injurious or detrimental to the substantial interest of the Company and/or its subsidiaries and affiliated entities, as determined by the Board.

8.CONFIDENTIALITY AND NONDISCLOSURE

(a)Confidentiality and Non-Disclosure.

The Executive acknowledges and agrees that: (A) the Executive holds a position of trust and confidence with the Company and that his employment by the Company will require that the Executive have access to and knowledge of valuable and sensitive information, material, and devices relating to the Company and/or its business, activities, products, services, customers and vendors, including, but not limited to, the following, regardless of the form in which the same is accessed, maintained or stored: the identity of the Company's actual and prospective customers and, as applicable, their representatives; prior, current or future research or development activities of the Company; the products and services provided or offered by the Company to customers or potential customers and the manner in which such services are performed or to be performed; the product and/or service needs of actual or prospective customers; pricing and cost information; information concerning the development, engineering, design, specifications, acquisition or disposition of products and/or services of the Company; research, techniques, know-how, and data; programs, software and source codes; personnel information; vendor information; agreements; marketing plans and techniques, strategies, forecasts, and other trade secrets (collectively, the “Confidential Information”); and (B) the direct and indirect disclosure of any such Confidential Information would place the Company at a competitive disadvantage and would do damage, monetary or otherwise, to the Company's business.

(b)Third Party Information in the Company's Possession. The Executive recognizes that the Company may have received, and in the future may receive, from third parties their confidential or proprietary information subject to a duty on the Company's part to maintain the confidentiality of such information and to use it only for certain limited purposes. The Executive agrees that the Executive owes the Company and such third parties, during the Term and thereafter, a duty to hold all such confidential or proprietary information in strict confidence and not to disclose such information to any person or firm, or otherwise use such information, in a manner inconsistent with the limited purposes permitted by the Company's agreement with such third party.

9.NON-COMPETITION AND NON-SOLICITATION

(a)Non-Competition. In consideration of the compensation provided to the Executive by the Company hereunder, the adequacy of which is hereby acknowledged by the parties hereto, the Executive agrees that during the Term and for a period of twelve (12) months following the termination of the Employment for whatever reason, the Executive shall not engage in Competition (as defined below) with the Group. For purposes of this Agreement, “Competition” by the Executive shall mean the

Executive's engaging in, or otherwise directly or indirectly being employed by or acting as a consultant or lender to, or being a director, officer, employee, principal, agent, stockholder, member, owner or partner of, or permitting the Executive's name to be used in connection with the activities of, any other business or organization which competes, directly or indirectly, with the Group in the business of the Group; provided, however, it shall not be a violation for the Executive to become the registered or beneficial owner of up to five percent (5%) of any class of the capital stock of a publicly traded corporation in Competition with the Group, provided that the Executive does not otherwise participate in the business of such corporation.

(b)Non-Solicitation; Non-Interference. During the Term and for a period of twelve (12) months following the termination of the Executive's employment for any reason, the Executive agrees that he will not, directly or indirectly, for the Executive's benefit or for the benefit of any other person or entity, do any of the following:

(1)solicit or seek to solicit from any customer doing business with the Group during the Term business of the same or of a similar nature to the business of the Group;

(2)solicit or seek to solicit from any known potential customer of the Group business of the same or of a similar nature to that which, whether or not has been the subject of a known written or oral bid, offer or proposal by the Group, or of substantial preparation with a view to making such a bid, proposal or offer;

(3)solicit or seek to solicit the employment or services of, or hire or engage, any person who is employed or engaged by the Group; or

(4)otherwise interfere with the business or accounts of the Group, including, but not limited to, with respect to any relationship or agreement between the Group and any customer, vendor or supplier.

10.CLAWBACK

Notwithstanding any other provisions in this Agreement to the contrary, any incentive-based or other compensation paid to you under this Agreement or any other agreement or arrangement with the Company which is subject to recovery under any law, government regulation, stock exchange listing requirement or policy established by the Company (whether in existence as of the date hereof or later adopted) will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation, stock exchange listing requirement and policy. The Company will make any determination for clawback or recovery in its sole discretion and in accordance with any applicable law or regulation.

11.ENTIRE AGREEMENT

The Agreement constitutes the entire agreement and understanding between the Executive and the Company regarding the terms of the Employment and supersedes all prior or contemporaneous oral or written agreements concerning such subject matter. The Executive acknowledges that he/she has not entered into the Agreement in reliance upon any representation, warranty or undertaking which is not set forth in the Agreement.

12.GOVERNING LAW

The Agreement shall be governed by and construed in accordance with the laws of the Cayman Islands.

13.COUNTERPARTS

The Agreement may be executed in any number of counterparts, each of which shall be deemed an original as against any party whose signature appears thereon, and all of which together shall constitute one and the same instrument. The Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories. Photographic copies of such signed counterparts may be used in lieu of the originals for any purpose.

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IN WITNESS WHEREOF, the Agreement has been executed as of the date first written above.

COMPANY:

Tungray Technologies Inc

A Cayman Islands company

/s/ Wanjun Yao

Wanjun Yao, CEO

(On behalf of the Company)

EXECUTIVE:

/s/ Qi (Henry) Guo

Annex 1

Permitted Activities

•Service as the Head of Capital Market, AIME Capital Markets LLC